SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)*

GSV Growth Credit Fund Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of ___ Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Growth Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
198,506.46

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
198,506.46

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,506.46

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.2556%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
198,506.46*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
198,506.46*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,506.46

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.2556%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the manager of OCM Growth Holdings, LLC.

SCHEDULE 13D

CUSIP No.	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
198,506.46*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
198,506.46*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,506.46

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.2556%

14	TYPE OF REPORTING PERSON*
PN

*Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

SCHEDULE 13D

CUSIP No.	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
198,506.46*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
198,506.46*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,506.46

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.2556%

14	TYPE OF REPORTING PERSON*
PN

*Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No.	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
198,506.46*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
198,506.46*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,506.46

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.2556%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No.	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
198,506.46*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
198,506.46*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,506.46

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.2556%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No.	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
198,506.46*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
198,506.46*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,506.46

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.2556%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D

CUSIP No.	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
198,506.46*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
198,506.46*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,506.46

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.2556%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the managing member of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No.	Page 10 of 22 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of GSV Growth Credit Fund Inc., a Maryland corporation (the "Issuer").  The address of the principal executive office of the Issuer is GSV Growth Credit Fund Inc., The Pioneer Building 2925 Woodside Road, Woodside, CA 94062.

Item 2.  Identity and Background

(a)-(c) & (f)
This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:
(1) OCM Growth Credit, LLC, a Delaware limited liability company (the "OCM Growth"), whose principal business is to invest in securities;
(2) Oaktree Fund GP, LLC, a Delaware limited company ("GP"), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities;
(3) Oaktree Fund GP I, L.P., a Delaware limited partnership ("GP I"), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;
(4) Oaktree Capital I, L.P., a Delaware limited partnership ("Capital I"), whose principal business is to serve as, and perform the functions of, the general partner of GP I;
(5) OCM Holdings I, LLC, a Delaware limited liability company ("Holdings I"), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;
(6) Oaktree Holdings, LLC, a Delaware limited liability company ("Holdings LLC"), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;
(7) Oaktree Capital Group, LLC, a Delaware limited liability company ("OCG"), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and
(8) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company ("OCGH GP" and together with OCM Growth, GP, GP I, Capital I, Holdings I, Holdings and OCG, collectively, the "Reporting Persons", and each individually, a "Reporting Person"), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital Group Holdings, L.P. and as manager of OCG.

SCHEDULE 13D

CUSIP No.	Page 11 of 22 Pages

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the "Covered Persons"), and is incorporated by reference.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.
The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.
(d)-(e)
During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration

On December 16, 2016, OCM Growth subscribed for 198,506.46 shares of common stock of the Issuer for total consideration of $2,977,597 pursuant to a subscription agreement (the "Subscription Agreement") entered into with the Issuer. The source of funds is capital commitments from limited partners of certain private investment funds that indirectly hold equity in OCM Growth.

Item 4.  Purpose of Transaction

Items 3 and 6 of this Schedule 13D are incorporated herein by reference.
The shares of the Issuer's Common Stock described herein were acquired for investment purposes and for the purposes described below.
The Reporting Persons will continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by OCM Growth or by other affiliated investment funds and accounts or whether OCM Growth or any such other affiliated investment funds and accounts will dispose of shares of the Issuer's Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.
Pursuant to the Stockholders Agreement dated December 15, 2016 (the "Stockholders Agreement"), OCM Growth is entitled to nominate an individual to serve as a member of the board of directors of the Issuer, as described in Item 6 hereof and may exercise such right from time to time subject to the limitations set forth in the definitive agreement described in Item 6 hereof.

SCHEDULE 13D

CUSIP No.	Page 12 of 22 Pages

Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.]
Item 5.  Interest in Securities of the Issuer

(a) and (b)
The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
OCM Growth directly holds the Issuer's Common Stock and has sole power to vote and dispose of the Issuer's Common Stock.
 GP, in its capacity as the manager of OCM Growth, has the ability to direct the management of OCM Growth's business, including the power to direct the decisions of OCM Growth regarding the vote and disposition of securities held by OCM Growth; therefore, GP may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM Growth.
GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP's business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by OCM Growth; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM Growth.
Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I's business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by OCM Growth; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM Growth.
Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I's business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by OCM Growth; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM Growth.
Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I's business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by OCM Growth; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM Growth.

SCHEDULE 13D

CUSIP No.	Page 13 of 22 Pages

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC's business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by OCM Growth. Additionally OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings Inc. regarding the vote and disposition of securities held by OCM Growth.  Therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM Growth.
OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM Growth; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM Growth.
With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM Growth, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM Growth.
To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person's status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person.  Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.
(c)  Not applicable.
(d)  Not applicable
(e)  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement
OCM Growth entered into the Subscription Agreement dated December 15, 2016 with the Issuer under which OCM Growth subscribed for and agreed to purchase shares of common stock in the Issuer with a capital commitment of $125,000,000. OCM Growth is required under the Subscription Agreement to purchase shares in the Issuer up the amount of the capital commitment within 10 days of receipt of a capital drawdown notice from the Issuer.

SCHEDULE 13D

CUSIP No.	Page 14 of 22 Pages

The Subscription Agreement contains customary representations, warranties and covenants of the Issuer and OCM Growth, and the parties have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.
Under the terms of the Subscription Agreement, OCM Growth consents to the Issuer granting security over and, in connect with such security, transfer its rights to draw down capital from OCM Growths, to lenders or other creditors of the Company in connection with any indebtedness, guaranty or surety of the Issuer.
The Subscription Agreement sets forth the terms of optional Spin-Off transactions, under which the Issuer shall offer holders of its common stock the option to either (i) retain their ownership of their shares of common stock of the Issuer; (ii) exchange their shares for shares of common stock in a newly formed entity that will elect to be regulated as a business development company under the Investment Company Act of 1940 and treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and which will use its commercially reasonable best efforts to complete an initial public offering of shares of its common stock not later than three years after December 31, 2017; or (iii) exchange their Shares for interests of one or more newly formed entities that will each be organized as a limited liability company, and which will, among other things, seek to complete an orderly wind down and/or liquidation of any such newly formed entity. OCM Growth is not required to participate in any such transaction.
The Subscription Agreement prohibits transfer of the Issuer's shares by OCM Growth without registration of the transfer on the Issuer's books and the prior written consent of the Issuer, which may be withheld (i) if the Issuer determines, at its sole discretion, that the creditworthiness of the proposed transferee is sufficient to satisfy all obligations under the Subscription Agreement or (ii) unless, in opinion of counsel, the transfer would not violate any applicable securities law or be deemed a prohibited transaction under Employee Retirement Income Security Act of 1974 ("ERISA"), as amended or cause all or any portion of the assets of the Issuer to constitute "plan assets" under ERISA, certain Department of Labor regulations or Section 4975 of the Code.
Stockholder Agreement
In connection with Subscription Agreement, OCM Growth and the Issuer entered into the Stockholder Agreement dated December 15, 2016 providing for certain additional rights and obligation of OCM Growth. Pursuant to the Stockholder Agreement, for so long as OCM Growth is committed to fund an amount to the Issuer, or otherwise holds shares of the Issuer's common stock, equal to, in the aggregate, at least one-third (33.3%) of OCM Growth's initial capital commitment as set forth in the Subscription Agreement, OCM Growth will be entitled to nominate one director for election to the Company's board of directors.
To the extent that OCM Growth is entitled to nominate a member of the Issuer's board of directors, and does not have a representative serving on the Issuer's board of directors, OCM Growth will have full board observation rights.

SCHEDULE 13D

CUSIP No.	Page 15 of 22 Pages

Additional Member Agreement
In connection with the Subscription Agreement, OCM Growth made a capital contribution and entered into an Additional Member Agreement dated December 15, 2016 with the adviser to the Issuer, GSV Growth Credit LLC (the "Adviser"). Under the Additional Member Agreement, OCM Growth holds 20% of the member interests of the Adviser.
Operating Agreement of GSV Growth Credit LLC
The Operating Agreement of the Adviser dated December 15, 2016, to which OCM Growth is not a party, grants OCM Growth the right to nominate a member of the board of directors of the Adviser for so long as OCM Growth is committed to fund the Issuer or holds shares of common stock of the Issuer equal to, in the aggregate, $41.66 million. The Operating Agreement grants a consent right to the director nominated by OCM Growth to the presentation for approval to the Issuer's board of certain actions, including the adoption, amendment or approval of any annual budget, operating budget or business plan of the Issuer, issuance of any debt or equity securities by the Issuer in excess of $25.0 million, completion of an initial public offering pursuant to a registration statement filed under the Securities Act of 1933, as amended or any other applicable securities law, or amending, altering or repealing any of the formation documents of the Issuer or to change the fundamental nature of the Issuer that would negatively impact OCM Growth.
The Operating Agreement additionally provides for the director nominated by OCM Growth a position on the Adviser's investment committee, which reviews and approves potential investment opportunities of the Issuer. The affirmative vote of the director nominated by OCM Growth is required for the investment committee to approve any investment outside of certain investment criteria as set forth in the Operating Agreement.
Proxy
On December 15, 2016, OCM Growth granted the Issuer a revocable proxy designating the Issuer as OCM Growth's proxy and attorney-in-fact in place of OCM Growth to vote all of the shares of the Issuer held by OCM Growth and provide any necessary consents or approvals relating to such shares. The proxy instructs the Issuer to vote the shares of the Issuer in the same proportion as the vote of all other holders of the Issuer's shares and to exercise all voting, consent and similar rights of OCM Growth at every annual, special, adjourned or postponed meeting of the stockholders of the Issuer and in every written consent in lieu of such meeting.
Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by OCM Growth.

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit 1-	Subscription Agreement dated December 15, 2016 between OCM Growth Credit, LLC and GSV Growth Credit Fund Inc.
Exhibit 2-	Additional Member Agreement dated December 15, 2016 between OCM Growth Holdings, LLC and GSV Growth Credit LLC.

SCHEDULE 13D

CUSIP No.	Page 16 of 22 Pages

Exhibit 3-	Operating Agreement of GSV Growth Credit LLC dated December 15, 2016.
Exhibit 4-	Proxy dated December 15, 2016 between OCM Growth Credit, LLC and GSV Growth Credit Fund Inc.
Exhibit 5-	Stockholder Agreement dated December 15, 2015 between OCM Growth Credit, LLC and GSV Growth Credit Fund Inc.
Exhibit 6-	Articles of Amendment and Restatement of GSV Growth Credit Fund Inc., dated December 14, 2016, setting forth the terms of its common stock.
Exhibit 7-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d‑1(k)(1) under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No.	Page 17 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of December 28, 2016.

OCM Growth Credit, LLC

By: Oaktree Fund GP, LLC
Its: Manager

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

Oaktree Fund GP, LLC

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

SCHEDULE 13D

CUSIP No.	Page 18 of 22 Pages

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL GROUP, LLC

By: Oaktree Capital Group Holdings GP, LLC
Its: Manager

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

SCHEDULE 13D

CUSIP No.	Page 19 of 22 Pages

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No.	Page 20 of 22 Pages

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP
Larry W. Keele	Retired
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

SCHEDULE 13D

CUSIP No.	Page 21 of 22 Pages

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired
Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.
Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No.	Page 22 of 22 Pages

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.
Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

OCM Growth Credit, LLC.

The managing member of OCM Growth Credit, LLC is Oaktree Fund GP, LLC.